SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2012

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900 2900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

QUARTERLY REPORT

Quarter Ended June 30, 2012

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “ “ or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2012 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was 55.57 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

Particulars		As of
	Note	June 30, 2012		June 30, 2012	March 31, 2012
		Unreviewed convenience translation into U.S.$ (See Note 2.d)
ASSETS
Current assets
Cash and cash equivalents	6	U.S. $	152	8,466	7,379
Other investments			232	12,887	10,773
Trade receivables, net			449	24,975	25,339
Inventories	7		370	20,580	19,352
Derivative financial instruments	5		0	0	7
Current tax assets			8	431	584
Other current assets			132	7,336	6,518

Total current assets		U.S.$	1,344	74,675	69,952

Non-current assets
Property, plant and equipment	8	U.S.$	622	34,550	33,246
Goodwill	9		40	2,226	2,208
Other intangible assets	10		205	11,371	11,321
Investment in equity accounted investees			7	387	368
Other investments – non-current			4	209	—
Deferred income tax assets			49	2,700	1,965
Other non-current assets			9	516	417

Total non-current assets		U.S.$	935	51,959	49,525

Total assets		U.S.$	2,279	126,634	119,477

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	157	8,750	9,502
Derivative financial instruments	5		49	2,748	1,830
Current income tax liabilities			17	969	682
Short-term borrowings	11		324	18,000	15,844
Long-term borrowings, current portion			1	32	31
Provisions			40	2,245	1,926
Other current liabilities			264	14,656	13,645

Total current liabilities		U.S.$	853	47,400	43,460

Non-current liabilities
Long-term loans and borrowings, excluding current portion	11	U.S.$	313	17,398	16,335
Provisions			1	50	47
Deferred tax liabilities			19	1,052	1,132
Other liabilities			19	1,070	1,059

Total non-current liabilities		U.S.$	352	19,570	18,573

Total liabilities		U.S.$	1,205	66,970	62,033

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

Particulars		As of
	Note	June 30, 2012		June 30, 2012	March 31, 2012
		Unreviewed convenience translation into U.S.$ (See Note 2.d)
Equity
Share capital		U.S.$	15	849	848
Equity shares held by a controlled trust			—	(5)	(5)
Share premium			381	21,178	20,934
Retained earnings			625	34,748	31,599
Share based payment reserve			11	633	800
Debenture redemption reserve			19	1,076	865
Other components of equity			21	1,185	2,403
Total equity attributable to:

Equity holders of the Company		U.S.$	1,074	59,664	57,444

Non-controlling interests			—	—	—

Total equity		U.S.$	1,074	59,664	57,444

Total liabilities and equity		U.S.$	2,279	126,634	119,477

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Three months ended June 30,
Particulars	Note	2012		2012	2011
		Unreviewed convenience translation into U.S.$ (See Note 2.d)
Revenues		U.S.$	457	25,406	19,783
Cost of revenues			214	11,865	9,228

Gross profit		U.S.$	244	13,541	10,555

Selling, general and administrative expenses			149	8,277	6,755
Research and development expenses			28	1,564	1,197
Other (income)/expense, net	12		(4)	(218)	(186)

Total operating expenses, net		U.S.$	173	9,623	7,766

Results from operating activities			71	3,918	2,789
Finance income			5	278	187
Finance expense			(9)	(490)	(233)

Finance income/(expense), net	13		(4)	(212)	(46)
Share of profit of equity accounted investees, net of income tax			0	19	4

Profit before income tax			67	3,725	2,747
Income tax expense	18		(7)	(365)	(120)

Profit for the period		U.S.$	60	3,360	2,627

Attributable to:
Equity holders of the Company			60	3,360	2,627
Non-controlling interest			—	—	—

Profit for the period		U.S.$	60	3,360	2,627

Earnings per share
Basic earnings per share of 5/- each	15	U.S.$	0.36	19.81	15.52
Diluted earnings per share of 5/- each		U.S.$	0.36	19.74	15.45

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Three months ended June 30,
Particulars	2012		2012	2011
	Unreviewed convenience translation into U.S.$ (See Note 2.d)
Profit for the period	U.S.$	60	3,360	2,627
Other comprehensive income
Changes in fair value of available for sale financial instruments	U.S.$	0	21	(3)
Foreign currency translation adjustments		7	364	172
Effective portion of changes in fair value of cash flow hedges, net		(33)	(1,860)	7
Income tax on other comprehensive income		5	258	42

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	(22)	(1,217)	218

Total comprehensive income for the period attributable to the shareholders of the Company	U.S.$	39	2,143	2,845

Attributable to:

Shareholders of the Company		39	2,143	2,845
Non-controlling interest		—	—	—

Total comprehensive income for the period	U.S.$	39	2,143	2,845

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium	Fair value reserve	Foreign currency translation reserve	Hedging reserve
Particulars	Shares	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2012	169,560,346	848	20,934	30	3,737	(1,365)
Issue of equity shares on exercise of options	247,567	1	244	—	—	—
Net change in fair value of other investments, net of tax expense of 7	—		—	14	—	—
Foreign currency translation differences, net of tax expense of 0	—	—	—	—	364	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 265	—	—	—	—	—	(1,595)
Share based payment expense	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—

Balance as of June 30, 2012	169,807,913	849	21,178	44	4,101	(2,960)

Convenience translation into U.S.$		15	381	1	74	(53)

Balance as of April 1, 2011	169,252,732	846	20,683	31	2,921	374
Issue of equity shares on exercise of options	223,100	1	175	—	—	—
Net change in fair value of other investments, net of tax expense of 1	—	—	—	(4)	—	—
Foreign currency translation differences, net of tax benefit of 49	—	—	—	—	221	—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 6	—	—	—	—	—	1
Share based payment expense	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—

Balance as of June 30, 2011	169,475,832	847	20,858	27	3,142	375

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share based payment reserve	Equity shares held by a controlled trust	Retained earnings	Debenture redemption reserve	Non- controlling interests	Total
Particulars	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2012	801	(5)	31,599	865	—	57,444
Issue of equity shares on exercise of options	(244)	—	—	—	—	1
Net change in fair value of other investments, net of tax expense of 7	—	—	—	—	—	14
Foreign currency translation differences, net of tax expense of 0	—	—	—	—	—	364
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 265	—	—	—	—	—	(1,595)
Share based payment expense	76	—	—	—	—	76
Debenture redemption reserve	—	—	(211)	211	—	—
Profit for the period	—	—	3,360	—	—	3,360

Balance as of June 30, 2012	633	(5)	34,748	1,076	—	59,664

Convenience translation into U.S.$	11	(0)	625	19	—	1,074

Balance as of April 1, 2011	730	(5)	20,391	19	—	45,990
Issue of equity shares on exercise of options	(173)	—	—	—	—	3
Net change in fair value of other investments, net of tax expense of 1	—	—	—	—	—	(4)
Foreign currency translation differences, net of tax benefit of 49	—	—	—	—	—	221
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 6	—	—	—	—	—	1
Share based payment expense	64	—	—	—	—	64
Debenture redemption reserve	—	—	(211)	211	—	—
Profit for the period	—	—	2,627	—	—	2,627

Balance as of June 30, 2011	621	(5)	22,807	230	—	48,902

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2012		2012	2011
	Unreviewed Convenience translation into U.S.$(See Note 2 d.)
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	60	3,360	2,627
Adjustment for:
Income tax expense/(benefit)		7	365	120
Dividend and profit on sale of investments		(1)	(41)	(17)
Depreciation and amortization		23	1,297	1,233
Inventory write-downs		8	430	305
Allowance for doubtful trade receivables		1	58	20
Loss/(profit) on sale of property, plant and equipment and intangible assets, net		0	3	(23)
Provision for sales returns		7	396	292
Share of profit of equity accounted investees		0	(19)	(4)
Unrealized exchange (gain)/loss, net		(4)	(235)	(766)
Interest expense, net		1	44	221
Share based payment expense		1	76	64
Changes in operating assets and liabilities:
Trade receivables		21	1,165	1,397
Inventories		(26)	(1,449)	(1,605)
Trade payables		(15)	(843)	(224)
Other assets and other liabilities		(7)	(396)	(194)
Income tax paid		(6)	(324)	(534)

Net cash from operating activities	U.S.$	70	3,887	2,912

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$	(34)	(1,864)	(1,822)
Proceeds from sale of property, plant and equipment		0	10	—
Expenditure on other intangible assets		(1)	(40)	(1,607)
Proceeds from sale of other investments		52	2,899	1,463
Purchase of other investments		(93)	(5,160)	(1,500)
Interest received		1	51	10

Net cash used in investing activities	U.S.$	(74)	(4,104)	(3,456)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$	0	1	3
Proceeds/(repayment) from short term loans and borrowings, net		22	1,248	336
Proceeds/(repayment) from long term loans and borrowings, net		0	6	(2)
Interest paid		(3)	(188)	(130)

Net cash from/(used in) financing activities	U.S.$	19	1,067	207

Net increase/(decrease) in cash and cash equivalents		15	850	(337)
Effect of exchange rate changes on cash and cash equivalents		4	237	145
Cash and cash equivalents at the beginning of the period		133	7,379	5,660

Cash and cash equivalents at the end of the period	U.S.$	152	8,466	5,468

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.	Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Andhra Pradesh, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India and Cambridge, United Kingdom; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States and Tennessee, United States; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 22 of these unaudited condensed consolidated interim financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.

2.	Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements as at and for the three months ended June 30, 2012 have been prepared under the historical cost convention on the accrual basis, except for the following:

•	derivative financial instruments that are measured at fair value;

•	available-for-sale financial assets are measured at fair value;

•

employee defined benefit assets are recognized as the net total of the fair value of plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under finance leases that are measured at amortized cost using the effective interest rate method; and

•	investments in jointly controlled entities which are accounted for using the equity method.

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on August 30, 2012.

b) Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2012 contained in the Company’s Annual Report on Form 20-F.

c) Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d) Convenience translation (unreviewed)

The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of June 30, 2012 have been translated into United States dollars at the certified foreign exchange rate of U.S.$1 = 55.57, as published by the Federal Reserve Board of Governors on June 30, 2012. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unreviewed.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

e) Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2012.

f) Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. The Company believes that the adoption of IFRS 9 will not have any material impact on its consolidated financial statements.

In May 2011, the IASB issued the following new standards and amendments on consolidated financial statements and joint arrangements:

•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IFRS 13, “Fair Value Measurement”

•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

All of the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. The Company believes that adoption of IFRS 10, 11 and 12 and IAS 27 (revised 2011) and IAS 28 (revised 2011) will not have any material impact on its consolidated financial statements. With respect to IFRS 13, the Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

IAS-19 Employee benefits

In June 2011, the IASB issued an amendment to IAS-19 “Employee benefits”, which amended the standard as follows:

•

The amended standard requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	The amended standard introduced enhanced disclosures about defined benefit plans.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

f) Recent accounting pronouncements (continued)

•

The amended standard modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•

The amended standard provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•

The amended standard incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.

These amendments are effective for annual periods beginning on or after January 1, 2013, although earlier application is permitted. The Company is evaluating the impact of these amendments on its consolidated financial statements.

IAS-1 Presentation of financial statements

In June 2011, the IASB issued an amendment to IAS-1 “Presentation of financial statements”, which amended the standard as follows:

•

The amended standard requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently—i.e., those that might be reclassified and those that will not be reclassified.

•

The amended standard requires tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

These amendments are effective for annual periods beginning on or after July 1, 2012, although earlier application is permitted. The Company is required to adopt IAS 1 (Amended) by the accounting year commencing April 1, 2013. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

•

In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is in the process of evaluating the impact of these amendments on its consolidated financial statements.

•

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. The Company is in the process of evaluating the impact of these amendments on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:

•	Pharmaceutical Services and Active Ingredients (“PSAI”);

•	Global Generics; and

•	Proprietary Products.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of biologics business.

Proprietary Products. This segment involves the discovery of new chemical entities and differentiated formulations for subsequent commercialization and out-licensing. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also involves the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

Information about segments:

	For the three months ended June 30,
Segments	PSAI		Global Generics		Proprietary Products		Others		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Segment revenues (Note 1)	5,527	4,831	19,066	14,424	378	197	435	331	25,406	19,783

Gross profit	1,721	1,044	11,263	9,264	348	161	209	86	13,541	10,555
Selling, general and administrative expenses									8,277	6,755
Research and development expenses									1,564	1,197
Other (income)/expense, net									(218)	(186)

Results from operating activities									3,918	2,789

Finance income/(expense), net									(212)	(46)
Share of profit/(loss) of equity accounted investees, net of income tax									19	4

Profit before income tax									3,725	2,747
Income tax expense									(365)	(120)

Profit for the period									3,360	2,627

Note 1:

Segment revenue for the three months ended June 30, 2012 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of 1,310 (as compared to 929 for the three months ended June 30, 2011).

Analysis of revenue by geography within Global Generics segment:

The CODM reviews the geographical composition of revenues within the Company’s Global Generics segment. Accordingly, the geographical revenue information within the Company’s Global Generics segment has been provided for the three months ended June 30, 2012 and 2011.

The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customers:

	For the three months ended June 30,
	2012	2011
India	3,482	2,936
North America (the United States and Canada)	7,920	5,756
Russia and other countries of the former Soviet Union	4,167	3,018
Europe	2,178	1,917
Others	1,319	797

	19,066	14,424

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the three months ended June 30,
	2012	2011
Omeprazole	2,588	2,609
Nimesulide	1,177	944
Lansoprazole	971	522
Ziprasidone	891	—
Ketorolac	592	524
Ceterizine	570	372
Ciprofloxacin	541	522
Fondaparinux	497	—
Ibuprofen	434	364
Clopidogrel	424	120
Others	10,381	8,447

Total	19,066	14,424

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the three months ended June 30,
	2012	2011
Naproxen	709	264
Clopidogrel	663	239
Atorvastatin	611	254
Ibandronate sodium	506	—
Escitalopram	353	269
Montelukast	199	—
Losartan potassium	136	—
Rabeprazole	136	180
Permethrin	127	104
mPEG	121	157
Others	1,966	3,364

Total	5,527	4,831

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts and option contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its option and forward contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net loss of 1,860 and a net gain of 7 for the three months ended June 30, 2012 and 2011, respectively. The Company also recorded, as part of revenue, a net loss of 690 and a net gain of 188 during the three months ended June 30, 2012 and 2011, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of 3,810 and 1,950 as of June 30, 2012 and March 31, 2012, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of forward contracts, futures contracts and option contracts (collectively, “derivative contracts”) that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of finance costs, a net loss of 796 and a net gain of 299 for the three months ended June 30, 2012 and 2011, respectively.

5.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities. The net carrying amount and fair value of all non-derivative financial instruments, as at June 30, 2012, was a net liability of 10,764 and 10,587, respectively (as compared to a net carrying amount of 10,558 and fair value of 10,324 as at March 31, 2012).

Derivative financial instruments

The Company is exposed to exchange rate risk, which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros. The Company uses forward exchange contracts, futures contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. The net carrying amount and fair value of all derivative financial instruments, as at June 30, 2012, was a net liability of 2,748 (as compared to a net liability of 1,823 as at March 31, 2012).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6.	Cash and cash equivalents

Cash and cash equivalents consist of:

	As of
	June 30, 2012	March 31, 2012
Cash balances	6	5
Balances with banks	5,087	4,771
Time deposit balances with banks	3,373	2,603

Cash and cash equivalents on the statements of financial position	8,466	7,379
Bank overdrafts used for cash management purposes	—	—

Cash and cash equivalents in the cash flow statement	8,466	7,379

Balances with banks included restricted cash of 335 and 181, as of June 30, 2012 and March 31, 2012, respectively, which consisted of:

•	25 as of June 30, 2012 and 30 as of March 31, 2012, representing amounts in the Company’s unclaimed dividend and debenture interest account, which are therefore restricted;

•

100 as of June 30, 2012 and 94 as of March 31, 2012, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•	9 as of June 30, 2012 and 8 as of March 31, 2012, representing amounts deposited in escrow account as partial consideration for acquiring an intangible asset;

•	164 as of June 30, 2012 and 4 as of March 31, 2012, representing amount lying in escrow account pursuant to a research and collaboration arrangement entered with Um Pharmauji Sdn. Bhd., Malaysia; and

•	37 as of June 30, 2012 and 45 as of March 31, 2012, representing amounts deposited with banks, as security for obtaining bank guarantees.

7.	Inventories

Inventories consist of the following:

	As of
	June 30, 2012	March 31, 2012
Raw materials	6,466	6,472
Packing material, stores and spares	1,311	1,311
Work-in-process	5,611	4,974
Finished goods	7,192	6,595

	20,580	19,352

During the three months ended June 30, 2012, the Company recorded inventory write-downs of 430 (as compared to 305 for the three months ended June 30, 2011). These adjustments were included in cost of revenues. Cost of revenues for the three months ended June 30, 2012 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to 7,794 (as compared to 5,830 for the three months ended June 30, 2011). The above table includes inventories amounting to 735 and 766 which are carried at fair value less cost to sell as at June 30, 2012 and March 31, 2012, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8.	Property, plant and equipment

Acquisitions and disposals

During the three months ended June 30, 2012, the Company acquired assets at an aggregate cost of 1,844 (as compared to a cost of 1,692 and 6,843 for the three months ended June 30, 2011 and the year ended March 31, 2012, respectively). Assets with a net book value of 13 were disposed of during the three months ended June 30, 2012 (as compared to 8 and 77 for the three months ended June 30, 2011 and the year ended March 31, 2012, respectively), resulting in a net loss on disposal of 3 (as compared to net loss of 8 and a net loss of 40 for the three months ended June 30, 2011 and the year ended March 31, 2012, respectively). Depreciation expense for the three months ended June 30, 2012 was 897 (as compared to 828 for the three months ended June 30, 2011).

Government grants

During the years ended March 31, 2012 and 2011, the State of Louisiana approved the Company’s application for certain grants associated with construction of a manufacturing facility in the United States amounting to 54 (U.S.$1.1) and 47 (U.S.$1), respectively. As per the terms of these grants, the State of Louisiana placed certain ongoing conditions on the Company, requiring a minimum cost to be incurred and also requiring employment of a minimum number of people. In proportion to the actual cost incurred, the Company has accrued the proportionate share of each grant as a reduction from the carrying value of property, plant and equipment. As at June 30, 2012, the Company received a total amount of 101 (U.S.$2.1) in respect of grants from the State of Louisiana and the Company was in compliance with all the conditions attached to these grants.

Capital commitments

As of June 30, 2012 and March 31, 2012, the Company was committed to spend approximately 1,889 and 2,351, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

9.	Goodwill

Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators of impairment.

The following table presents the changes in goodwill during the three months ended June 30, 2012 and 2011 and the year ended March 31, 2012:

	Three months ended June 30, 2012	Three months ended June 30, 2011	Year ended March 31, 2012
Opening balance (1)	18,301	18,273	18,273
Effect of translation adjustments	18	4	28

Closing balance (1)	18,319	18,277	18,301

Less: Impairment loss (2)	(16,093)	(16,093)	(16,093)

	2,226	2,184	2,208

(1)	This does not include goodwill arising upon investment in associates of 181, which is included in the carrying value of the investment in the equity accounted investees.
(2)	The impairment loss of 16,093 includes 16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

10.	Other intangible assets

Acquisitions of intangibles

During the three months ended June 30, 2012, the Company acquired other intangible assets at an aggregate cost of 40 (as compared to a cost of 12 for the three months ended June 30, 2011 and 127 for the year ended March 31, 2012).

Amortization expenses for the three months ended June 30, 2012 were 400 (as compared to amortization expenses of 405 for the three months ended June 30, 2011).

In November 2007, the Company entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix”). Under this agreement, the Company made up-front and milestone payments of U.S.$5 and commenced distribution of the dermatological product EpiCeram®, a skin barrier emulsion device, in the United States and its territories. In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. On June 24, 2011 the United States Bankruptcy Court for the District of Colorado permitted Ceragenix to sell the patent rights, certain business assets and intellectual property relating to EpiCeram® to PuraCap Pharmaceutical LLC and to terminate the Company’s rights under its Distribution and Supply Agreement with Ceragenix. However, the court ordered Ceragenix to pay U.S.$2.75 to the Company out of the sales proceeds of the above mentioned assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement. Upon termination of the Distribution and Supply Agreement, the Company de-recognized the asset and recorded a gain of 31 (excess of amount received over the carrying value of the asset as at June 24, 2011) as part of other (income)/loss in the unaudited condensed consolidated interim financial statements during the three months ended June 30, 2011.

On March 31, 2011, the Company, through its wholly owned subsidiary Promius Pharma LLC, entered into an agreement with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.) (“Coria”) for the right to manufacture, distribute and market its Cloderm® (clocortolone pivalate 0.1%) product in the United States. Cloderm® is a cream used for treating dermatological inflammation, and is an existing U.S. FDA approved product. In addition to acquiring all relevant U.S. FDA product regulatory approvals and intellectual property rights (other than trademarks) associated with the Cloderm® product, the Company also acquired an underlying raw material supply contract and an exclusive license to use the trademark “Cloderm®” for a period of 8 years. The rights and ownership of this trademark will be transferred from Coria to the Company at the end of the 8th year, subject to payment of all royalties under the contract by the Company. Consideration for this transaction includes an upfront payment of 1,605 (U.S.$36) in cash and contingent consideration in the form of a royalty equal to 4% of the Company’s net sales of Cloderm® in the United States during the 8 year trademark license period.

Since the integrated set of assets acquired as part of this transaction does not meet the definition of a business, the acquisition has been recorded as a purchase of an integrated set of complementary intangible assets with similar economic useful lives. Furthermore, contingent payments associated with future sales have also been considered as an element of cost, as they are directly associated with the acquisition of absolute control over the product related intangibles and do not relate to any substantive future activities either by the Company or Coria. Accordingly, an amount of 171 (U.S.$4) has been recorded as management’s best estimate of the present value for the royalty payments over the 8 year trademark license period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.	Loans and borrowings

Short term loans and borrowings

The Company had net short term borrowings of 18,000 as of June 30, 2012, as compared to 15,844 as of March 31, 2012. The borrowings consists primarily of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Germany and the United States.

Short term borrowings consist of the following:

	As of
	June 30, 2012	March 31, 2012
Packing credit foreign currency borrowings	11,200	9,322
Other foreign currency borrowings	5,930	5,641
Borrowings on transfer of receivables	870	881

	18,000	15,844

An interest rate profile of short term borrowings from banks is given below:

As of
	June 30, 2012		March 31, 2012
	Currency	Interest Rate	Currency	Interest Rate
Packing credit foreign currency borrowings	USD	LIBOR + 100 to 160 bps	USD	LIBOR + 100 to 150 bps
	EURO	LIBOR + 125 to 140 bps
	RUB	7.85% to 8.35%
Other foreign currency borrowings	USD	LIBOR + 125 bps	USD	LIBOR + 125 bps
	EURO	EURIBOR + 100 bps	EURO	EURIBOR + 135 bps
			RUB and VEF	8.35% to 20%
Borrowings on transfer of receivables	RUB	7.75%	RUB	7.75%

Borrowings on transfer of receivables

From time to time, the Company enters into receivables transfer arrangements with various banks, in which the Company transfers its short term trade receivables in return for obtaining short term funds. As part of these transactions, the Company provides the applicable bank with credit indemnities over the expected losses of those receivables. Since the Company retains substantially all of the risks and rewards of ownership of the trade receivables, including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and recognizes the cash received in respect of the transaction as short term borrowings. As of June 30, 2012, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 905 (RUB 530) and the carrying amount of the associated liability was 870 (RUB 509). As of March 31, 2012, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 916 (RUB 530) and the carrying amount of the associated liability was 881 (RUB 509).

Long-term borrowings

Long-term loans and borrowings consist of the following:

	As of
	June 30, 2012	March 31, 2012
Foreign currency loan(1)	12,082	11,033
Obligations under finance leases	301	291
Bonus debentures(2)	5,047	5,042

	17,430	16,366

Less: Current portion
Obligations under finance leases	32	31

	32	31

Non-current portion
Foreign currency loan	12,082	11,033
Obligations under finance leases	269	260
Bonus debentures	5,047	5,042

	17,398	16,335

(1)	See the details below on the long-term bank loan of the Company’s Swiss Subsidiary.
(2)	See the details below on the Company’s bonus debentures.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.	Loans and borrowings (continued)

Long-term borrowings (continued)

Long-term bank loan of Swiss Subsidiary

On September 28, 2011, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”), entered into a loan agreement providing for it to borrow the sum of 10,713 (U.S.$220), arranged by Citigroup Global Markets Asia Limited, The Bank Of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., The Bank Of Nova Scotia Asia Limited, Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”).

The term of the loan is for sixty months starting from September 30, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The loan carries an interest rate of U.S.$LIBOR + 145 basis points. The parent company has guaranteed all obligations of the Swiss Subsidiary under loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.

•	Gearing ratio: The Company’s ratio of financial indebtedness to tangible net worth shall not at any time exceed 1:1.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half-year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Swiss Subsidiary shall at all times maintain a positive net worth.

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the Net Worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS. As of June 30, 2012, the Company was in compliance with the foregoing financial covenants.

As part of this arrangement, the Company incurred an amount of 182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they will be amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using the effective interest rate method, as on June 30, 2012 and March 31, 2012 was 12,082 and 11,033, respectively.

Issuance of bonus debentures

As explained in Note 22 of these condensed consolidated interim financial statements, the Company issued unsecured redeemable bonus debentures amounting to 5,078 during the year ended March 31, 2011. In relation to the issuance, the Company incurred directly attributable transaction costs of 51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at the face value on March 23, 2014 and the Company is obligated to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity. These bonus debentures are measured at amortized cost using the effective interest rate method. The carrying value of these bonus debentures as at June 30, 2012 and March 31, 2012 was 5,047 and 5,042, respectively.

Interest rate profile of long-term debt

An interest rate profile of long-term debt is given below:

	As of
	June 30, 2012	March 31, 2012
Foreign currency borrowings	LIBOR + 145 bps	LIBOR + 145 bps
Bonus debentures	9.25%	9.25%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.	Loans and borrowings (continued)

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of 14,754 and 14,290 as of June 30, 2012 and March 31, 2012, respectively, from its banks for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non derivative financial liabilities as of June 30, 2012 and March 31, 2012 was 12,445 and 11,634, respectively.

12.	Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Three months ended
	June 30, 2012	June 30, 2011
Loss/(profit) on sale of property, plant and equipment and intangible assets, net	3	(23)
Sale of spent chemical	(115)	(79)
Miscellaneous income	(106)	(92)
Provision for expected claim from innovator	—	8

	(218)	(186)

13.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	Three months ended
	June 30, 2012	June 30, 2011
Interest income	237	12
Foreign exchange gain/(loss)	(209)	158
Profit on sale of investments	41	17
Interest expense	(281)	(233)

	(212)	(46)

14.	Share capital and share premium

During the three months ended June 30, 2012 and 2011, a total of 247,567 and 223,100 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the three months ended June 30, 2012, options having an exercise price based upon par value of the underlying shares were exercised, with each having an exercise price of 5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity for the three months ended June 30, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

15.	Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three months ended June 30, 2012 was based on the profit attributable to equity shareholders of 3,360 (as compared to a profit of 2,627 for the three months ended June 30, 2011) and a weighted average number of equity shares outstanding during the three months ended June 30, 2012 and 2011, calculated as follows:

	Three months ended June 30,
	2012	2011
Issued equity shares as on April 1	169,560,346	169,252,732
Effect of shares issued on exercise of stock options	62,674	52,633
Weighted average number of equity shares at June 30	169,623,020	169,305,365

Diluted earnings per share

The calculation of diluted earnings per share for the three months ended June 30, 2012 was based on the profit attributable to equity shareholders of 3,360 (as compared to 2,627 for the three months ended June 30, 2011) and a weighted average number of equity shares outstanding during the three months ended June 30, 2012 and 2011, calculated as follows:

	Three months ended June 30,
	2012	2011
Weighted average number of equity shares at June 30 (Basic)	169,623,020	169,305,365
Effect of stock options outstanding	601,960	720,758
Weighted average number of equity shares at June 30 (Diluted)	170,224,980	170,026,123

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16.	Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

Particulars	Number of Options under Category A	Number of Options under Category B	Total
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

The term of the DRL 2002 plan expired on January 29, 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, extended the term of the DRL 2002 plan for a period of 10 years with effect from January 29, 2012, after the approval of shareholders at the Company’s Annual General Meeting held on July 20, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16.	Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):

Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.

During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options. During the three months ended September 30, 2011, the Company cancelled 1,009,090 stock options which were fully vested and outstanding under the Aurigene ESOP Plan, upon surrender of options by the employees, and the Aurigene ESOP Plan was closed by a resolution of the shareholders. Accordingly, no stock options were outstanding under the Aurigene ESOP Plan as at June 30, 2012.

Stock option activity during the period

The terms and conditions of the grants made during the three months ended June 30, 2012 under the above plans were as follows:

	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	335,110	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	58,140	5.00	1 to 4 years	5 years
Aurigene ESOP Plan:	—	—	—	—

The terms and conditions of the grants made during the three months ended June 30, 2011 under the above plans were as follows:

	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	262,520	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	56,060	5.00	1 to 4 years	5 years
Aurigene ESOP Plan:	—	—	—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16.	Employee stock incentive plans (continued)

The weighted average inputs used in computing the fair value of such grants were as follows:

	Three months ended June 30,
	2012	2011
Expected volatility	23.61%	28.92%
Exercise price	5.00	5.00
Option life	2.5 Years	2.42 Years
Risk-free interest rate	8.21%	8.34%
Expected dividends	0.81%	0.70%
Grant date share price	1,697.65	1,598.57

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the three months ended June 30, 2012 and 2011, amounts of 76 and 64, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of June 30, 2012, there was approximately 681 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.41 years.

17.	Employee benefit plans

Gratuity benefits in India

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.

The components of net periodic benefit cost for the three months ended June 30, 2012 and 2011 are as follows:

	Three months ended June 30,
	2012	2011
Service cost	23	21
Interest cost	15	13
Expected return on plan assets	(14)	(9)
Recognized net actuarial (gain)/loss	2	3

Net amount recognized	26	28

Pension, seniority and severance plans

All employees of the Company’s subsidiary in Mexico, Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”), are entitled to a pension benefit in the form of a defined benefit plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a pre-defined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee benefit plans (continued)

Pension, seniority and severance plans (continued)

The components of net pension cost, seniority premium and severance pay recognized for the three months ended June 30, 2012 and 2011 are as follows:

	Three months ended June 30,
	2012	2011
Service cost	6	5
Interest cost	6	7
Expected return on plan assets	(5)	(7)
Recognized net actuarial (gain)/loss	2	2

Net amount recognized	9	7

Long service benefit recognitions in India

During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary.

The components of net periodic benefit cost for the three months ended June 30, 2012 and 2011 are as follows:

	Three months ended June 30,
	2012	2011
Service cost	2	2
Interest cost	2	1
Expected return on plan assets	—	—
Recognized net actuarial (gain)/loss	—	—

Net amount recognized	4	3

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the three months ended June 30, 2012 and 2011 was 9.80% and 4.35%, respectively. Income tax expense was 365 for the three months ended June 30, 2012, as compared to income tax expense of 120 for the three months ended June 30, 2011. The effective tax rates for the three months ended June 30, 2012 and 2011 were each reduced due to the tax effects of deductible temporary differences arising from unrealized inter-company profits on inventory held by the Company in higher tax jurisdictions. As per the requirements of IFRS, the Company is required to create a deferred tax asset in respect of unrealized inter-company profit arising on inventory held by the Company at the end of the reporting period by applying the tax rate of the jurisdiction in which the inventory is held.

Without considering the impact of the aforesaid deductible temporary differences arising from unrealized inter-company profits on inventories held within group companies, the Company’s consolidated weighted average tax rate for the three months ended June 30, 2012 was approximately 7% lower as compared to three months ended June 30, 2011, primarily due to:

•

higher tax incentives under Indian laws that applied to certain of the Company’s facilities located in India, amounting to a decrease in the Company’s consolidated weighted average tax rate by 1.9%; and

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Income taxes (continued)

•

higher tax deductions under Indian laws resulting from higher expenses incurred during the three months ended June 30, 2012 on in-house research and development eligible for weighted tax deductions, amounting to a decrease in the Company’s consolidated weighted average tax rate by 3.1% (during the three months ended June 30, 2012 and 2011, respectively, the rate of the weighted tax deduction was equal to 200% of the eligible expenditure incurred during such period).

Total tax benefit recognized directly in the equity amounted to 258 for the three months ended June 30, 2012 (as compared to tax benefit amounting to 42 for the three months ended June 30, 2011).

During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and objected to certain tax positions taken in those years’ income tax returns filed by betapharm. The Company’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, was 302 (EUR 5). Accordingly, the Company recorded such amount as additional current tax expense in the income statement for the year ended March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain preexisting income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to 324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims would lapse and be time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). Upon receipt of such preliminary tax demands, the management of betapharm initiated the process of exercising such indemnity rights against the sellers of betapharm and had concluded that as of March 31, 2010 the Company’s recovery of the full tax amounts demanded by the German tax authorities was virtually certain. Accordingly, a separate asset amounting to 302 (EUR 5) representing such indemnity rights against the sellers was recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense for the year ended March 31, 2010.

During the year ended March 31, 2012, the aforesaid German tax audits for the period 2001 to 2004 were completed and a portion of the liability was determined and the payments were made accordingly. The sellers of betapharm paid the Company a corresponding amount pursuant to the Company’s indemnity rights described above.

There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.

19.	Acquisition of Non-controlling Interests

Dr. Reddy’s Laboratories (Australia) Pty. Limited

During the year ended March 31, 2010, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration was 37 (AUD 1), which included an amount of 25 (AUD 0.6) contingent upon DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012.

During the year ended March 31, 2011, DRLA did not achieve the sales milestone upon which the consideration of 14 was contingent. Furthermore, DRLA did not achieve the milestone pertaining to the listing of products under the Pharmaceutical Benefit Scheme by end of March 31, 2012 upon which a balance consideration of 11 was contingent. In accordance with requirements of IFRS 3 (2008), the Company has recorded these changes in contingent consideration as a part of other (income)/expense in its consolidated income statements for the years ended March 31, 2011 and 2012.

20.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	Ecologics Technologies Limited for providing analytical services;

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20.	Related parties (continued)

•	Stamlo Hotels Private Limited for hotel services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	Three months ended June 30,
	2012	2011
Purchases from significant interest entities	337	212

Sales to significant interest entities	104	139
Contribution to a significant interest entity towards social development	44	34
Lease rental paid under cancellable operating leases to key management personnel and their relatives	8	8
Hotel expenses paid	3	5

The following table describes the components of compensation paid to key management personnel:

Particulars	Three months ended June 30,
	2012	2011
Salaries	98	74
Contribution to defined contribution plans	4	3
Commission*	67	76
Share-based payments	10	13

Total	179	166

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

The Company had the following amounts due from related parties:

	As at
	June 30, 2012	March 31, 2012
Significant interest entities	175	214
Key management personnel	5	5

The Company had the following amounts due to related parties:

	As at
	June 30, 2012	March 31, 2012
Significant interest entities	80	95

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Disclosure of Expenses by Nature

The tables set forth below disclose the details of expenses incurred by their nature for the three months ended June 30, 2012 and 2011, respectively.

Particulars	Three months ended June 30, 2012
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	1,687	2,758	322	4,767
Depreciation and amortization	680	526	91	1,297

Particulars	Three months ended June 30, 2011
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	1,502	2,267	307	4,076
Depreciation and amortization	615	526	92	1,233

*	Employee benefits include all forms of consideration given by an entity in exchange for services rendered by employees.

22.	Bonus Debentures

On March 31, 2010, the Company’s Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to its shareholders to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these debentures to the shareholders of the Company.

The following is a summary of the key terms of the issuance:

Particulars	No. of instruments issued	Face value	Currency	Interest Rate	Maturity	Aggregate Face Amount	Redemption price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	5 each	(Indian rupee)	9.25% per annum	36 months	5,078	5 each (plus interest)

The following is a summary of certain additional terms of the issuance:

•

Fully paid up bonus debentures carrying a face value of 5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

•	The bonus debentures are unsecured and are not convertible into equity shares of the Company.

•

The Company delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by the Company’s Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to the Company, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of 5 each, plus any unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of 12, 24 and 36 months from the date of issuance.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•

Issuance of these bonus debentures is treated as a “deemed dividend” under section 2 (22) (b) of the Indian Income Tax Act, 1961 and accordingly, the Company is required to pay a dividend distribution tax.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22.	Bonus Debentures (continued)

•

Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. The Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of 51 in directly attributable transaction costs payable to financial advisors. This amount was accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures was disclosed separately in the unaudited consolidated statement of cash flows as part of financing activities.

Further, the dividend distribution tax paid by the Company on behalf of the owners in the amount of 843 has been recorded as part of a reduction from retained earnings in the audited consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred 211, 846 and 19 from the profits earned during the three months ended June 30, 2012, the year ended March 31, 2012 and the year ended March 31, 2011, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of changes in equity.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. Therefore, in accordance with the deposit agreement between the Company and the Depositary, the bonus debentures issuable in respect of the shares underlying the Company’s ADRs were distributed to the Depositary, which sold such bonus debentures on April 8, 2011. The Depositary converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the deposit agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Contingencies

Litigations, etc.

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position as it believes that the possibility of loss in excess of amounts accrued (if any) is not likely. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. Additionally in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. Based on its best estimate, the Company has recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is remote. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Contingencies (continued)

Product and patent related matters (continued)

Fexofenadine United States litigation

In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three methods of use patents, and three synthetic process patents which are at issue in the litigation. The Company has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.

The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which includes Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®) AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s generic product in the United States, arguing that they were likely to prevail on their claim that the Company infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Company. Sanofi-Aventis and AMR posted security of U.S.$40 with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Company has not recorded any asset in the consolidated financial statements in connection with this product in the United States.

On January 28, 2011, the District Court of New Jersey ruled that, based on Sanofi-Aventis and AMR’s likely inability to prove infringement by the Company’s products, the preliminary injunction issued in June 2010 should be dissolved. Additionally, the court adopted the Company’s proposed claim construction for patent number 7,390,906. Aventis and AMR appealed the January 28, 2011 decisions of the District Court of New Jersey to the Federal Circuit of the United States Court of Appeals. The Company subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction was removed, all such sales are at risk pending final resolution of the litigation. Additionally, on April 27, 2011 a trial was held regarding two of the listed formulation patents 6,039,974 and 5,738,872 (on Allegra-D and Allegra-D12 products) that were asserted against the Company. The Company presented non-infringement and invalidity arguments for both and is awaiting a decision on this trial. In September 2011, Aventis withdrew its complaints regarding 7 of the 9 patents asserted against the Company, and thus only two of the patents (numbers 750,703 and 7,390,906) remain in dispute. In December 2011 and March 2012, the Federal Circuit of the U.S. Court of Appeals heard the arguments regarding the claim construction adopted by the District Court of New Jersey for patent number 7,390,906. The Company is awaiting the judgment from the Federal Circuit of the U.S. Court of Appeals. Subsequent to this, the Company expects to proceed to trial on the issues of infringement and validity.

If Aventis and AMR are ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future.

Olanzapine, Canada litigation

The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets) to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Contingencies (continued)

Product and patent related matters (continued)

For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on July 21, 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa patent invalid. Eli Lilly has filed an appeal from this decision. Pending resolution of such appeal, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.

Ibandronate Sodium United States litigation

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, which is a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is presently defending several patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey (“Court”) with respect to this product. These actions first commenced in September 2007 and over time expanded to claim infringement of four patents – one formulation patent (number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

With the 30-month stay having elapsed and the compound patent 4,927,814 having expired on March 17, 2012, Roche filed a motion to obtain a preliminary injunction on February 11, 2012, which was granted on February 21, 2012. In June 2012, the preliminary injunction order was vacated and the Company launched its ibandronate sodium 150 mg tablets product.

The summary judgment decision on patent number 7,718,634 has not been appealed by Roche. An application for summary judgment on patent number 7,410,957 is still pending before the Court. If Roche chooses to appeal and is ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to its sale of ibandronate sodium 150 mg tablets.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 per acre for dry land and 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The matter is pending in the courts and the Company believes that the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) not manufacture products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totalling to 12.5.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Contingencies (continued)

Environmental matters (continued)

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of the Company’s bank guarantee required by the APP Control Board to 6.25.

The Company has challenged the jurisdiction of APP Control Board in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities respectively.

A fact finding committee (“APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by the Company. Pursuant to such orders, the APP Committee visited the Company premises in April 2012 and filed its report with the APP Appellate Board on June 23, 2012. The matter is pending before the APP Appellate Board for further hearing based on the APP Committee’s report.

In the first week of July 2012, the APP Control Board has issued further show cause notices and requests for further information to some of the manufacturing companies located around Hyderabad and Visakhapatnam. The Company has also been requested to provide additional data and information and it has complied with the same. The Company is awaiting response from APP Control Board.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of 176 from the vendor, including penalties of 90. Through the same notice, the Central Excise Authorities issued a penalty claim of 70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding 226 from the vendor, including a penalty of 51. Through the same notice, the Central Excise Authorities issued a penalty claim of 7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding 34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to the Company by objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities during the period of March 2008 to September 2009, and demanded an amount of 102 plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding an amount of 102 plus a 100% penalty and interest thereon. The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

Furthermore, during the year ended March 31, 2012, the Central Excise Commissioner issued an additional show cause notice to the Company demanding an amount of 125 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period of October 2009 to March 2011. The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

Other

Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Letter from the U.S. Food and Drug Administration

The Company’s Mexico facility produces intermediates and active pharmaceutical ingredients (“API”) and steroids. During the month of November 2010, the U.S. FDA inspected the Company’s Mexico facility and issued audit observations relating to the process for manufacture of API and steroids, to which the Company responded by agreeing to implement certain corrective actions. Subsequently, on June 3, 2011, the Company received a warning letter from the U.S. FDA seeking further clarifications and corrective actions on some of the prior audit observations to which the Company had previously responded. Thereafter, on June 28, 2011, the U.S. FDA posted an import alert, or Detention without Physical Examination (“DWPE”), on its website for certain specified products manufactured at the Mexico facility. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website.

As a consequence of the DWPE alert, the Company’s Mexico facility was unable to export some API and steroids, with the exemption of naproxen and naproxen sodium, to U.S. customers until such time as the concerns raised by the U.S. FDA in their warning letter were addressed to their satisfaction and the DWPE alert was lifted. The Company subsequently worked collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. The Company’s Mexico facility was re-inspected by the U.S. FDA in March 2012 and issued two inspectional observations in Form FDA 483. The Company sent the U.S. FDA a timely response to the two remaining observations.

On July 26, 2012, the Company received a letter from the U.S. FDA indicating that they were satisfied with the corrective actions taken by the Company’s Mexico facility and that the DWPE alert has been lifted. Accordingly, the Company has started importing products to the U.S from this facility.

25.	Subsequent events

Incorporation of DRANU, LLC

On July 9, 2012, the Company entered in to an agreement with Anutva Holdings, LLC (“Anutva”) to form DRANU, LLC, a Delaware limited liability company, for the purpose of discovering and optimizing proprietary biologic products. The Company holds 50% of the equity in DRANU, LLC.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, all of which is on file with the SEC (collectively, our “2012 Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Three months ended June 30, 2012 compared to the three months ended June 30, 2011

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Three months ended June 30, 2012		Three months ended June 30, 2011
	( in millions)
	Amount	% of Sales	Amount	% of Sales	Increase/ (Decrease)
Revenues	25,406	100%	19,783	100%	28%
Gross profit	13,541	53%	10,555	53%	28%
Selling, general and administrative expenses	8,277	33%	6,755	34%	23%
Research and development expenses	1,564	6%	1,197	6%	31%
Other (income)/expense, net	(218)	(1%)	(186)	(1%)	17%
Results from operating activities	3,918	15%	2,789	14%	40%
Finance (income)/expense, net	212	1%	46	0%	360%
Share of (profit)/loss of equity accounted investees, net of income tax	(19)	0%	(4)	0%	375%
Profit before income taxes	3,725	15%	2,747	14%	36%
Income tax (expense)/benefit, net	(365)	(1%)	(120)	(1%)	204%
Profit for the period	3,360	13%	2,627	13%	28%

Revenues

Our overall consolidated revenues were 25,406 million for the three months ended June 30, 2012, an increase of 28% as compared to 19,783 million for the three months ended June 30, 2011.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Three months ended June 30,
	2012		2011
	( in millions)
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Increase/ Decrease
Global Generics	19,066	75%	14,424	73%	4,642
Pharmaceutical Services and Active
Ingredients	5,527	22%	4,831	24%	696
Proprietary Products	378	1%	197	1%	181
Others	435	2%	331	2%	104

Total	25,406	100%	19,783	100%	5,623

Segment Analysis

Global Generics

Revenues from our Global Generics segment were 19,066 million for the three months ended June 30, 2012, an increase of 32% as compared to 14,424 million for the three months ended June 30, 2011. This growth was largely led by increased revenues from North America, Russia, other countries of the former Soviet Union and India.

North America (the United States and Canada), India, Russia and Germany were the four key markets of our Global Generics segment, generating approximately 86% of the revenues in this segment for the three months ended June 30, 2012.

North America: Our Global Generics segment’s revenues from North America (the United States and Canada), were 7,920 million for the three months ended June 30, 2012, an increase of 38% as compared to the three months ended June 30, 2011. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues grew by 27% in the three months ended June 30, 2012 as compared to the three months ended June 30, 2011. This growth was largely attributable to the following:

•	launches of 5 new products during the period ended June 30, 2012; and

•

market share expansion in key products such as lansoprazole, ziprasidone, fondaparinux, the antibiotics portfolio and other products from our Shreveport facility. According to IMS Health Inc. (May 2012), 29 products in our prescription portfolio were ranked among the top three in their respective market shares.

The following table sets forth, for the three months ended June 30, 2012, products launched in North America (the United States and Canada).

Product	Brand	Innovator	Total annual market size
Olanzapine (2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg)	Zyprexa®	Eli Lilly	$ 1.74 billion*
OTC lansoprazole, delayed release	Prevacid®24 HR	Takeda Pharmaceuticals	$ 0.115 billion#
Clopidogrel (75 mg, 300 mg)	Plavix®	Sanofi-Aventis	$ 6.74 billion*
Ropinirole hydrochloride XR	Requip XL®	SmithKline Beecham Limited	$ 0.06 billion*
Ibandronate sodium	Boniva®	Roche Therapeutics Inc.	$ 0.49 billion*

*	Total annual market size in the United States at the time of our generic launch, as per IMS Health.
#	Total annual market size in the United States at the time of our generic launch, as per Symphony IRI InfoScan Reviews.

We launched atorvastatin (our generic version of Lipitor®) on July 17, 2012. We expect to launch a few more key products during the year ending March 31, 2013, and we remain optimistic about the long term growth opportunity in this market.

During the three months ended June 30, 2012, we made four new ANDA filings, bringing our cumulative ANDA filings to 191. We now have 73 ANDAs pending approval at the U.S. FDA, of which 36 are Paragraph IV filings and we believe we are the first to file with respect to 6 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2012 were 3,482 million, an increase of 19% as compared to the three months ended June 30, 2011. This increase was driven by new product launches and volume increases across existing key products. Revenues from our bio-similar portfolio in India for the three months ended June 30, 2012 increased by 13% as compared to the three months ended June 30, 2011. During the three months ended June 30, 2012, we launched 10 new brands in India.

Russia: Our Global Generics segment’s revenues from Russia were 3,516 million for the three months ended June 30, 2012, an increase of 42% as compared to the three months ended June 30, 2011. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates) such revenues grew by 30% in the three months ended June 30, 2012 as compared to the three months ended June 30, 2011. This was on account of volume increases across existing key products. Our over-the-counter (“OTC”) portfolio during the three months ended June 30, 2012 accounted for 35% of our total Global Generics revenues from Russia, as compared to 32% of the total Global Generics revenues from Russia for the three months ended June 30, 2011.

Germany: Our Global Generics segment’s revenues from Germany were 1,520 million for the three months ended June 30, 2012, an increase of 26% as compared to the three months ended June 30, 2011. In Euro absolute currency terms (i.e., Euro without taking into account the effect of currency exchange rates), such revenues grew by 17% for the three months ended June 30, 2012 as compared to the three months ended June 30, 2011. This growth was largely on account of launches of new products.

Other countries of the former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were 651 million for the three months ended June 30, 2012, a growth of 22% as compared to the three months ended June 30, 2011. This increase was primarily led by increased revenues from Ukraine, and includes the impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate.

Other countries of Europe: Our Global Generics segment’s revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany, Russia and other countries of the former Soviet Union) were 658 million for the three months ended June 30, 2012, a decrease of 7% as compared to the three months ended June 30, 2011. Such decrease was primarily due to a marginal decline in our out-licensing business.

Other Markets: Our Global Generics segment’s revenues from our “Rest of the World” markets (i.e., all markets other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union and India) were 1,319 million for the three months ended June 30, 2012, representing a growth of 65% over the three months ended June 30, 2011. The growth was largely on account of increased sales volumes in South Africa, Venezuela and Australia, and includes the impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2012 were 5,527 million, an increase of 14% as compared to the three months ended June 30, 2011. This was largely attributable to higher customer orders from pharmaceutical services, as well as depreciation of the Indian rupee against multiple currencies in the markets in which we operate. In the three months ended June 30, 2012, we filed 7 Drug Master Files (“DMFs”) worldwide, including 1 DMF in the United States. Cumulatively, our total worldwide DMFs as of June 30, 2012 were 550, including 188 DMFs in the United States.

Gross Margin

Our total gross margin was 13,541 million for the three months ended June 30, 2012, representing 53% of revenues for that period, as compared to 10,555 million for the three months ended June 30, 2011, representing 53% of revenues for that period.

The following table sets forth, for the periods indicated, our gross profits by segment:

	For the three months ended June 30,
	2012		2011
	( in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	11,263	59%	9,264	64%
Pharmaceutical Services and Active Ingredients	1,721	31%	1,044	22%
Proprietary Products	348	92%	161	82%
Others	209	48%	86	26%

Total	13,541	53%	10,555	53%

Although our overall gross margin has remained flat, the gross margin for our Global Generics segment has decreased from 64% to 59%, primarily due to the following:

•

the unfavorable impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products); and

•	pricing pressure, experienced primarily in the United States, in selective products during the three months ended June 30, 2012 as compared to the three months ended June 30, 2011.

Selling, general and administrative expenses

Our selling, general and administrative expenses were 8,277 million for the three months ended June 30, 2012, an increase of 23% as compared to 6,755 million for the three months ended June 30, 2011. The increase was largely on account of the following:

•

higher selling and marketing costs incurred in connection with our expansion efforts in India, Russia and other countries of the former Soviet Union. Such cost increases were proportional to the sales increases in these markets for such periods;

•	increased personnel costs, due to annual raises and new recruitments; and

•	the impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate.

Research and development expenses

Our research and development costs were 1,564 million for the three months ended June 30, 2012, an increase of 31% as compared to 1,197 million for the three months ended June 30, 2011. This increase was in accordance with our strategy to expand our research and development activities across all our business segments.

Finance income/(expense), net

Our net finance expense was 212 million for the three months ended June 30, 2012, as compared to 46 million for the three months ended June 30, 2011. The change was on account of:

•	net foreign exchange loss of 209 million for the three months ended June 30, 2012, as compared to net foreign exchange gain of 158 million for the three months ended June 30, 2011;

•	net interest expense of 44 million for the three months ended June 30, 2012, as compared to 221 million for the three months ended June 30, 2011; and

•	profit on sale of investments of 41 for the three months ended June 30, 2012, as compared to 17 million for the three months ended June 30, 2011.

Profit before income taxes

As a result of the above, our profit before income taxes was 3,725 million for the three months ended June 30, 2012, as compared to 2,747 million for the three months ended June 30, 2011.

Income tax expense

Income tax expense was 365 million for the three months ended June 30, 2012, as compared to 120 million for the three months ended June 30, 2011.

Our consolidated effective tax rate was 9.8% for the three months ended June 30, 2012, as compared to 4% for the three months ended June 30, 2011. The effective tax rates for the three months ended June 30, 2012 and 2011 were each reduced due to the tax effects of deductible temporary differences arising from unrealized inter-company profits on inventory held by us in higher tax jurisdictions. As per the requirements of IFRS, we are required to create a deferred tax asset in respect of unrealized inter-company profit arising on inventory held by us at the end of reporting period by applying the tax rate of the jurisdiction in which the inventory is held.

Without considering the impact of the aforesaid deductible temporary differences arising from unrealized inter-company profits on inventories held within group companies, our consolidated weighted average tax rate for the three months ended June 30, 2012 was approximately 7% lower as compared to the three months ended June 30, 2011, primarily due to:

•	higher tax incentives under Indian laws which applied to certain of our facilities located in India, amounting to a decrease in our consolidated weighted average tax rate by 1.9%; and

•

higher tax deductions under Indian laws resulting from higher expenses incurred during the three months ended June 30, 2012 on in-house research and development eligible for weighted tax deductions, amounting to a decrease in our consolidated weighted average tax rate by 3.1% (during the three months ended June 30, 2012 and 2011, respectively, the rate of the weighted tax deduction was equal to 200% of the eligible expenditure incurred during such period).

Profit for the period

As a result of the above, our net income was 3,360 million for the three months ended June 30, 2012, representing 13% of our total revenues for such period, as compared to 2,627 million for the three months ended June 30, 2011, representing 13% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.

As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

The following table summarizes our statements of cash flows for the periods presented:

	Three months ended June 30,
	2012		2012	2011
	( in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$	70	3,887	2,912
Investing activities		(74)	(4,104)	(3,456)
Financing activities		19	1,067	207

Net increase/(decrease) in cash and cash equivalents	U.S.$	15	850	(337)

Operating Activities

The net result of operating activities was a cash inflow of 3,887 million for the three months ended June 30, 2012, as compared to a cash inflow of 2,912 million for the three months ended June 30, 2011. The net cash provided by operating activities increased by 975 during the current period primarily on account of improvement in our business performance resulting in an increase of 864 million in earnings before interest expense, tax expense, depreciation, impairment and amortization ( 5,066 million for the three months ended June 30, 2012, as compared to 4,202 million for the three months ended June 30, 2011).

Our days’ sales outstanding (“DSO”), as at June 30, 2012 and June 30, 2011, were 89 days and 79 days, respectively. The primary reasons for the increase in our DSO was:

•	increases in the trade credit periods provided to our customers in Russia, in line with the overall Russian market; and

•

changes in our customer mix in North America (the United States and Canada), i.e. customers with longer credit period accounted for higher revenues during the three months ended June 30, 2012 as compared to the three months ended June 30, 2011.

During the three months ended June 30, 2012, our net cash flows decreased by 396 million from “other assets and other liabilities”, which primarily consists of the following: amounts pertaining to value added taxes; excise input credits that can be utilized to offset Indian excise and service tax liabilities; amounts pertaining to various export entitlement schemes which we claim, such as India’s Focus Product Scheme and Focus Market Scheme; advance payments to our vendors; advance payments from our customers; amounts payable by us to various governmental authorities for indirect taxes and other accrued expenses.

Investing Activities

Our investing activities resulted in a net cash outflow of 4,104 million for the three months ended June 30, 2012, as compared to a net cash outflow of 3,456 million for the three months ended June 30, 2011. This increase in cash outflow of 648 million was primarily due to:

•

a net cash outflow of 2,261 million towards purchase of investments in securities for the three months ended June 30, 2012, as compared to a net cash outflow of 37 million towards purchase of investments in securities for the three months ended June 30,2011. These investments were primarily made in term deposits having maturities ranging from three to twelve months; and

•

a net cash outflow of 1,605 million during the three months ended June 30, 2011 for settlement of a liability relating to the acquisition of the rights to manufacture, distribute and market the product Cloderm® (clocortolone pivalate 0.1%) in the United States.

Financing Activities

Our financing activities resulted in a net cash inflow of 1,067 million for the three months ended June 30, 2012, as compared to a net cash inflow of 207 million for the three months ended June 30, 2011. The change in cash inflow from financing activities was primarily due to an increase in short term borrowing of 912 million.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of June 30, 2012:

Debt	Principal Amount			Currency	Interest Rate
	( in millions, U.S.$ in millions )
Packing credit foreign currency borrowings	U.S.$	201	11,200	USD EURO RUB	LIBOR + 100 to 160 bps LIBOR + 125 to 140 bps 7.85% to 8.35%
Borrowings on transfer of receivables		16	870	RUB	7.75%

Other foreign currency borrowings		106	5,930	USD EURO	LIBOR + 125 bps EURIBOR + 100 bps

Bonus debentures		91	5,078	INR	9.25%
Long-term loans from banks	U.S.$	220	12,235	USD	LIBOR+145 bps

ITEM 4. RECENT DEVELOPMENTS

None.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: August 30, 2012	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary